NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749


05006710

SUPPL

March 10, 2005


SEC MAIL PROCESSING
RECEIVED
MAR 18 2005
WASH, D.C.
202
SECTION

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:


PROCESSED
MAR 24 2005
THOMSON
FINANCIAL

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated March 10, 2005

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.





Barb O'Neill

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **MARCH 10**, 2005

****NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES****

News Release: **05-02**

Trading Symbol: TSX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca


SEC MAIL
PROCESSING
RECEIVED
MAR 1 8 2005
WASH, D.C.
202
SECTION

Private Placement

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that it has closed a non-brokered private placement for $750,000 Cdn. consisting of 10,714,286 Units at $0.07 per Unit. Each Unit consists of one common share of Northern Abitibi and one full share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.10 per share until March 9, 2007.

The common shares issued are subject to a hold period until July 11, 2005.

Proceeds of the financing will be used to locate and acquire new mineral properties and for working capital purposes.

The offered securities will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, a "U.S. person", as such term is defined in Regulation S promulgated under the U.S. Securities Act, except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.

"Jean Pierre Jutras"

Jean Pierre Jutras
Vice-President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **MARCH 10**, 2005

****NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES****

News Release: **05-02**

Trading Symbol: TSX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca


SEC MAIL PROCESSING
RECEIVED
MAR 1 8 2005
WASH, D.C. 202 SECTION

Private Placement

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that it has closed a non-brokered private placement for $750,000 Cdn. consisting of 10,714,286 Units at $0.07 per Unit. Each Unit consists of one common share of Northern Abitibi and one full share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.10 per share until March 9, 2007.

The common shares issued are subject to a hold period until July 11, 2005.

Proceeds of the financing will be used to locate and acquire new mineral properties and for working capital purposes.

The offered securities will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, a "U.S. person", as such term is defined in Regulation S promulgated under the U.S. Securities Act, except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.

"Jean Pierre Jutras"

Jean Pierre Jutras
Vice-President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **MARCH 10**, 2005

****NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES****

News Release: **05-02**

Trading Symbol: **TSX-NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca


RECEIVED
MAR 18 2005
202

Private Placement

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that it has closed a non-brokered private placement for $750,000 Cdn. consisting of 10,714,286 Units at $0.07 per Unit. Each Unit consists of one common share of Northern Abitibi and one full share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.10 per share until March 9, 2007.

The common shares issued are subject to a hold period until July 11, 2005.

Proceeds of the financing will be used to locate and acquire new mineral properties and for working capital purposes.

The offered securities will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, a "U.S. person", as such term is defined in Regulation S promulgated under the U.S. Securities Act, except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.

"Jean Pierre Jutras"

Jean Pierre Jutras
Vice-President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern's filings with the Canadian securities authorities. Accordingly, holders of Northern shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern disclaims any responsibility to update these forward-looking statements.